EXHIBIT 99.1: PRESS RELEASE
LDK Solar Signs a Ten-Year Wafer Supply Agreement with Photovoltech
XINYU CITY, China and SUNNYVALE, Calif., July 16, 2008 — LDK Solar Co., Ltd. (LDK Solar; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has signed a ten-year contract to supply multicrystalline solar wafers to Belgium-based Photovoltech.
Under the terms of the agreement, LDK Solar will deliver approximately 400 MW of multicrystalline silicon solar wafers to Photovoltech over a ten-year period commencing in 2009 through 2018. Photovoltech will make a down payment representing a portion of the contract value to LDK Solar.
“We are very pleased to enter into this long-term agreement with Photovoltech,” stated Xiaofeng Peng, Chairman and CEO. “This most recent supply contract further displays the strong demand for our wafers and also enables us to continue expanding our presence in Europe.”
“As we work to achieve our capacity expansion and growth goals to meet the increasing demands of the photovoltaic market in the coming years, we are very pleased to have LDK Solar as a long-term partner and look forward to their supply, in order to secure an important part of our wafer needs,” commented Johan Nijs, General Manager of Photovoltech.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline and monocrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the Company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
About PHOTOVOLTECH
Set up in December 2001, Photovoltech has the backing of three major shareholders: Total (47.8%), Suez — Electrabel — Soltech (47.8%) and IMEC (4.4%). As a spin-off of IMEC, Photovoltech has a variety of innovative technologies at its disposal. Its production process delivers cells that combine an outstandingly uniform appearance with high efficiencies (up to more than 16 % on multicrystalline silicon cells). Due to the sustained and increasing growth of the photovoltaic market and strong demand for its products, Photovoltech aims to expand its capacity considerably and to continue to grow in the coming years. For further information on Photovoltech, see www.photovoltech.be

Safe Harbor/Forward Looking Statements for LDK Solar
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance LDK Solar’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of LDK Solar; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; LDK Solar’s ability to protect its proprietary information; general economic and business conditions; the volatility of LDK Solar’s operating results and financial condition; LDK Solar’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry. These statements are based upon information available to LDK Solar’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801